EXHIBIT 99.3
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                              SINOVAC BIOTECH LTD.
                    ANNOUNCES COMPLETION OF THE ACQUISITON OF
                 TANGSHAN YIAN BIOLOGICAL ENGINEERING CO., LTD.


BEIJING,  January 30, 2004 - Sinovac  Biotech  Ltd.  ("Sinovac")  (NASD  OTC-BB:
SNVBF) is pleased to announce that on January 26, 2004, Sinovac executed the formal share purchase agreement (the "Share Purchase Agreement") between Sinovac, Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a company organized under the laws of the People's Republic of China, and Mr. He Ping Wang, the sole shareholder of Tangshan Yian and also a director of Sinovac. The Share Purchase Agreement provides that Sinovac will acquire 100% of the issued and outstanding shares of Tangshan Yian in exchange for issuing 3,500,000 shares of common stock of Sinovac plus US$2,200,000 in cash, which will be payable by Sinovac within 12 months from the date of entering into the Share Purchase Agreement, to Mr. He Ping Wang. As of January 30, 2004, all of the terms and conditions of the Share Purchase Agreement have been satisfied and the acquisition of Tangshan Yian by Sinovac is now completed.


Tangshan Yian operates in the city of Tangshan, People's Republic of China, as a research and development company specializing in the development and manufacturing of various vaccines including flu, and vaccines for Hepatitis A and Hepatitis A&B. Tangshan Yian supplies these vaccines to Sinovac's subsidiary, Sinovac Biotech Co., Ltd. The research and development operations of Tangshan Yian are expected to supply increased quantities of new and updated vaccines to the domestic Chinese and international markets.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at http://www.sinovac.com/.


Contact: Graham Taylor at (888) 888 8312 or (604) 684-5990.


MANAGEMENT OF SINOVAC WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS HAS PREPARED THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.